SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:  November, 2007                             Commission File Number:  001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Name of Registrant)

2740 Pierre-Péladeau Avenue

Suite H200

Laval, Québec

Canada  H7T 3B3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE TECHNOLOGIES &

BIORESSOURCES INC.

Date:  January 15, 2008

By:

  /s/ Henri Harland

Name:

Henri Harland

Title:

President and Chief Executive Officer

EXHIBITS

Press Release dated January 14, 2008
Financial Statements
Executive Analysis on the Financial Situation and Production Results
Certification of Interim Filings signed by Vice President, André Godin
Certification of Interim Filings signed by President and CEO, Henri Harland